Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED DECEMBER 31, 2025

Gurugram, India and New York February 11, 2026— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months ended December 31, 2025.

“I am pleased to report that the third quarter marked a period of robust financial and operational performance, with results exceeding our initial full-year growth guidance, despite disruptions in India’s domestic aviation sector and geopolitical developments impacting international travel, particularly traffic to and through the Middle East region.

Our performance was driven by balanced growth across business travel demand, affiliate-sourced business, and our consumer segment, underpinned by sustained momentum and effective execution across our platforms.

For the three months ended December 31, 2025, we reported revenue of INR 2,576.9 million (USD 28.7 million) registering growth of 9.6% YoY. This growth was driven by a stronger consumer and affiliate travel mix, continued expansion in Air, and improved profitability in Hotels and Packages.

Our Corporate Travel segment continues to serve as a key growth pillar. During the third quarter, we onboarded 40 new corporate clients, expanding annual billing potential by INR 2,234 million (USD 24.9 million). While the third quarter is typically a lean period for corporate travel due to year-end holidays, we proactively accelerated growth in our consumer and affiliate channels. This included an aggressive focus on Air revenues while maintaining pricing discipline and margins in Hotels, without resorting to discounting.

The integration of Globe Travels has progressed well, delivering supplier synergies, technology enhancements, and cross-selling opportunities that further strengthen our client value proposition.

As part of our ongoing efforts around restructuring, the Company believes it has a viable structure to pursue. The Company is progressing on its restructuring efforts to unlock shareholder value, with timelines subject to regulatory intricacies.

Looking ahead, we remain focused on scaling high-margin segments, deepening our technology capabilities, and driving sustainable long-term value for all stakeholders.

I extend my sincere thanks to our dedicated team, trusted partners, and supportive shareholders. “– Siddhartha Gupta, CEO.

Financial and operating highlights for the three months ended December 31, 2025:

●	Revenue of INR 2,576.9 million (USD 28.7 million), representing an increase of 9.6% year-over-year basis (“YoY”).
●	Adjusted Margin (1) from Air Ticketing of INR 1,195.8 million (USD 13.3 million), representing a increase of 39.4% YoY.
●	Adjusted Margin (1) from Hotels and Packages of INR 502.1 million (USD 5.6 million), representing an increase of 14.6% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 21,761.9 million (USD 242.2 million), representing an increase of 20.9% YoY.
●	Loss for the period was INR 129.3 million (USD 1.4 million) versus a profit of INR 39.8 million (USD 0.4 million) for the three months ended December 31, 2024, reflecting negative swing of INR 169.1 million (USD 1.8 million) YoY.
●	Result from operations were a loss of INR 120.2 million (USD 1.3 million) versus a profit of INR 14.8 million (USD 0.2 million) for the three months ended December 31, 2024, reflecting negative swing of INR 135.0 million (USD 1.5 million) YoY.
●	Adjusted EBITDA(2) was INR 99.7 million (USD 1.1 million) reflecting a decrease by 17.9% YOY.

	Three months ended December 31,
	2024	2025	2025
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	2,350,740	2,576,946	28,684	9.6%
Results from operations	14,799	(120,203)	(1,337)	(912.2)%
(Loss)/ Profit for the period	39,769	(129,258)	(1,438)	(425.0)%
Financial Summary as per non-IFRS measures
Adjusted Margin (1)
Adjusted Margin - Air Ticketing	857,599	1,195,810	13,310	39.4%
Adjusted Margin - Hotels and Packages	438,035	502,058	5,588	14.6%
Adjusted Margin - Other Services	72,843	82,855	922	13.7%
Others (Including Other Income)	185,956	168,428	1,875	(9.4)%
Adjusted EBITDA (2)	121,458	99,703	1,110	(17.9)%
Operating Metrics
Gross Bookings (3)	17,997,061	21,761,945	242,230	20.9%
Air Ticketing	13,828,120	16,931,280	188,460	22.4%
Hotels and Packages	3,603,122	4,305,989	47,930	19.5%
Other Services (6)	565,819	524,676	5,840	(7.3)%
Adjusted Margin% (4)
Air Ticketing	6.2%	7.1%
Hotels and Packages	12.2%	11.7%
Other Services	12.9%	15.8%
Quantitative details (5)
Air Passengers Booked	1,314	1,491		13.5%
Stand-alone Hotel Room Nights Booked	418	508		21.5%
Packages Passengers Travelled	18	23		27.1%

Note:

(1)	As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, IT services, bus, rail and cab and others services.

As of December 31, 2025, 63,929,922 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The interim unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the interim unaudited condensed consolidated statement of profit or loss and other comprehensive loss for the three months and nine months ended December 31, 2025, the interim unaudited condensed consolidated statement of financial position as at December 31, 2025, the interim unaudited condensed consolidated statement of cash flows for the nine months ended December 31, 2025 and discussion of the results of the three months ended December 31, 2025 compared with three months ended December 31, 2024, were converted into U.S. dollars at the exchange rate of 89.84 INR per USD, which is based on the noon buying rate as at December 31, 2025, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Recent developments

The Board of Directors (the “Board”) of Yatra Online Limited (“Yatra India”), the Indian subsidiary of the Company, approved a Composite Scheme of Amalgamation (“Scheme”) on August 12, 2024. The Scheme involves a structural reorganization of Yatra India (the “Amalgamated Company”) and its six wholly-owned subsidiaries (collectively, the “Amalgamating Companies”), and excludes the Company. The Amalgamating Companies and Amalgamated Company had previously filed the Scheme with the Hon’ble National Company Law Tribunal, Mumbai (“NCLT”), for the requisite approvals. The NCLT delivered an order dated February 07, 2025 allowing the first motion application. Subsequently, Yatra India filed the second motion application with NCLT for approval, which the NCLT allowed via an order dated July 10, 2025. The NCLT, via its order dated October 14, 2025 (“Order”), has approved the Scheme. The certified copy of the Order has been filed with the Registrar of Companies, Mumbai, Maharashtra, India. The Scheme became effective on December 1, 2025.

Results of Three Months Ended December 31, 2025

Revenue. We generated Revenue of INR 2,576.9 million (USD 28.7 million) in the three months ended December 31, 2025, an increase of 9.6% compared with INR 2,350.7 million (USD 26.2 million) in three months ended December 31, 2024. Increase in revenue is mainly driven by an increase in our Air business and Hotel and package business on account of increase in the gross bookings.

Service cost. Our Service cost decreased to INR 1,291.0 million (USD 14.4 million) in the three months ended December 31, 2025, compared to Service cost of INR 1,311.3 million (USD 14.6 million) in the three months ended December 31, 2024. The decrease in Service cost is driven by the improved margins.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	463,913	611,456	1,660,848	1,728,907	69,309	79,722
Customer promotional expenses	393,686	584,354	88,483	64,104	3,534	3,133
Service cost	-	-	(1,311,296)	(1,290,951)	-	-
Adjusted Margin	857,599	1,195,810	438,035	502,060	72,843	82,855

Air Ticketing. Revenue from our Air Ticketing business was INR 611.5 million (USD 6.8 million) in the three months ended December 31, 2025 as compared to INR 463.9 million (USD 5.2 million) in the three months ended December 31, 2024, reflecting an increase of 31.8% mainly due to an increase in gross bookings.

Adjusted Margin (1) from our Air Ticketing business increased to INR 1,195.8 million (USD 13.3 million) in the three months ended December 31, 2025, as compared to INR 857.6 million (USD 9.5 million) in the three months ended December 31, 2024. In the three months ended December 31, 2025, Adjusted Margin (1) for Air Ticketing includes the add-back of INR 584.4 million (USD 6.5 million) of consumer promotion and loyalty program costs, which had been reduced from Revenue as per IFRS 15, against an add-back of INR 393.7 million (USD 4.4 million) in the three months ended December 31, 2024. The increase in Adjusted Margin – Air Ticketing was largely due to higher gross booking on account of optimization of discounts.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,728.9 million (USD 19.2 million) in the three months ended December 31, 2025, as compared to INR 1,660.8 million (USD 18.5 million) in the three months ended December 31, 2024, reflecting an increase of 4.1%.

Adjusted Margin (1) for this segment increased by 14.6% to INR 502.1 million (USD 5.6 million) in the three months ended December 31, 2025 from INR 438.0 million (USD 4.9 million) in the three months ended December 31, 2024. In the three months ended December 31, 2025, Adjusted Margin (1)l for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 64.1 million (USD 0.7 million) against an add-back of INR 88.5 million (USD 1.0 million) in the three months ended December 31, 2024. The increase in adjusted margin is driven by increase in gross bookings of our Hotel and Packages business during the quarter.

Other Services. Our Revenue from Other Services was INR 79.7 million (USD 0.9 million) in the three months ended December 31, 2025, a decrease from INR 69.3 million (USD 0.8 million) in the three months ended December 31, 2024.

Adjusted Margin for this segment increased by 13.7% to INR 82.8 million (USD 0.9 million) in the three months ended December 31, 2025, from INR 72.8 million (USD 0.8 million) in the three months ended December 31, 2024. In the three months ended December 31, 2025, Adjusted Margin includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 3.1 million (USD 0.1 million) against an add-back of INR 3.5 million (USD 0.1 million) in the three months ended December 31, 2024 pursuant to IFRS 15.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 156.9 million (USD 1.7 million) in the three months ended December 31, 2025, an increase from INR 156.7 million (USD 1.7 million) in the three months ended December 31, 2024.

Other Income. Our Other Income decreased to INR 11.6 million (USD 0.1 million) in the three months ended December 31, 2025 from INR 29.3 million (USD 0.3 million) in the three months ended December 31, 2024 due to a decrease in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 53.1% to INR 620.5 million (USD 6.9 million) in the three months ended December 31, 2025 from INR 405.4 million (USD 4.5 million) in the three months ended December 31, 2024. Excluding employee share-based compensation costs of INR 110.5 million (USD 1.2 million) in the three months ended December 31, 2025, compared to INR 32.9 million (USD 0.4 million) in the three months ended December 31, 2024, personnel expenses increased by 36.9% in the three months ended December 31, 2025 on account of an impact of our annual appraisal cycle.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses decreased by 3.2% to INR 69.5 million (USD 0.8 million) in the three months ended December 31, 2025 from INR 71.8 million (USD 0.8 million) in the three months ended December 31, 2024. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 721.1 million (USD 8.0 million) in the three months ended December 31, 2025 against INR 557.5 million (USD 6.2 million) in the three months ended December 31, 2024, increased by 29.4% on a YoY basis.

Other Operating Expenses. Other operating expenses increased by 22.9% to INR 618.2 million (USD 6.9 million) in the three months ended December 31, 2025 from INR 503.0 million (USD 5.6 million) in the three months ended December 31, 2024 primarily due to increases in commission, communication and payment gateway charges.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 48.2% to INR 109.4 million (USD 1.2 million) in the three months ended December 31, 2025 from INR 73.8 million (USD 0.8 million) in the three months ended December 31, 2024.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a loss of INR 120.2 million (USD 1.3 million) in the three months ended December 31, 2025. Our results from operations for the three months ended December 31, 2024 was a profit of INR 14.8 million (USD 0.2 million). Excluding the employee share-based compensation costs, Adjusted Results from Operations(1) would have been a loss of INR 9.7 million (USD 0.1 million) for three months ended December 31, 2025 as compared to a profit of INR 47.7 million (USD 0.5 million) for three months ended December 31, 2024.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income decreased to INR 34.8 million (USD 0.4 million) in the three months ended December 31, 2025 from INR 47.6 million (USD 0.5 million) in the three months ended December 31, 2024. This decrease was primarily on account of a decrease in interest income from tax refunds from statutory authorities.

Finance Costs. Our finance costs of INR 37.0 million (USD 0.4 million) in the three months ended December 31, 2025 which includes interest on the lease liability of INR 11.4 million (USD 0.1 million) increased by INR 15.3 million (USD 0.2 million) from finance cost of INR 21.7 million (USD 0.2 million) in the three months ended December 31, 2024, which includes interest on the lease liability of INR 8.0 million (USD 0.1 million). This increase is majorly driven by a increase in our borrowings from 32.5 million (USD 0.4 million) in the three months ended December 31, 2024 to 583.4 million (USD 6.5 million) in the three months ended December 31, 2025.

Income Tax Expense. Our income tax expense during the three months ended December 31, 2025 was INR 6.8 million (USD 0.1 million) compared to income tax expense of INR 0.9 million (USD 0.1 million) during the three months ended December 31, 2024.

Profit/(Loss) for the Period. As a result of the foregoing factors, our loss in the three months ended December 31, 2025 was INR 129.3 million (USD 1.4 million) as compared to a profit of INR 39.8 million (USD 0.4 million) in the three months ended December 31, 2024. Excluding the employee share based compensation costs, the Adjusted Loss(1) would have been INR 18.8 million (USD 0.2 million) for the three months ended December 31, 2025 against an Adjusted Profit(1) of INR 72.6 million (USD 0.8 million) for the three months ended December 31, 2024.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA(1) decreased to INR 99.7 million (USD 1.1 million) in the three months ended December 31, 2025 from an Adjusted EBITDA (1) of INR 121.5 million (USD 1.4 million) in the three months ended December 31, 2024.

Basic Earnings/(Loss) per Share. Basic Loss per Share was INR 2.53 (USD 0.03) in the three months ended December 31, 2025 as compared to Basic Earning per share of INR 0.08 (USD 0.01) in the three months ended December 31, 2024. After excluding the employee share-based compensation costs, Adjusted Loss Earnings per Share(1) would have been INR 0.82 (USD 0.01) in the three months ended December 31, 2025, as compared to Adjusted Basic Earnings per share of INR 0.45 (USD 0.01) in the three months ended December 31, 2024.

Diluted Earnings/(Loss) per Share. Diluted Loss per Share was INR 2.53 (USD 0.03) in the three months ended December 31, 2025 as compared to Diluted Earnings per share of INR 0.08 (USD 0.01) in the three months ended December 31, 2024. After excluding the employee share-based compensation costs, Adjusted Diluted Earnings per Share(1) would have been INR 0.82 (USD 0.01) in the three months ended December 31, 2025 as compared to Adjusted Diluted Earnings of INR 0.45 (USD 0.01) in the three months ended December 31, 2024.

Liquidity. As of December 31, 2025, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 2,041.6 million (USD 22.7 million).

(1)	See the section titled “Certain Non-IFRS Measures.”

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months ended December 31, 2025 beginning at 8:00 AM Eastern Daylight Time (or 6:30 PM India Standard Time) on February 12, 2026. Dial in details for the conference call is as follows: US/International dial-in number: +1 646 844 6383. Confirmation Code: 724399 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/325177156.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Margin, which is a non-IFRS measure.

We believe that Adjusted Margin provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Margin may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Margin, we also refer to Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision-making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Finance income - These primarily reflect income on the bank deposit.

●	Finance cost - These primarily reflect income on the borrowings and interest in lease liability.

●	Depreciation and amortization - These primarily reflect depreciation and amortization on tangible and intangible assets.

●	Tax expense - These primarily reflect income tax and deferred tax.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Profit/(Loss) for the period and Basic and Diluted Earnings/(Loss) Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, depreciation and amortization, finance income, finance costs, and tax expenses in case of Adjusted EBITDA. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA, Adjusted Results from Operations, Adjusted Profit/(Loss) for the Period and Adjusted Basic and Adjusted Diluted Earnings/(Loss) Per Share.

The following table reconciles our Profits/(Losses) for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Profit/(Loss) for the period as per IFRS	39,769	(129,258)	38,711	79,455
Employee share-based compensation costs	32,853	110,464	102,159	129,421
Depreciation and amortization	73,806	109,442	208,610	299,648
Finance income	(47,605)	(34,806)	(176,329)	(118,889)
Finance costs	21,697	37,026	75,686	83,463
Tax expense	938	6,833	4,929	44,818
Adjusted EBITDA	121,458	99,701	253,766	517,916

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Results from operations (as per IFRS)	14,799	(120,203)	(57,004)	88,846
Employee share-based compensation costs	32,853	110,464	102,159	129,421
Adjusted Results from Operations	47,652	(9,739)	45,155	218,267

Reconciliation of Adjusted Profit/(Loss) (unaudited)	Three months ended		Nine months ended
Amount in INR thousands	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Profit/(Loss) for the period (as per IFRS)	39,769	(129,258)	38,711	79,455
Employee share-based compensation costs	32,853	110,464	102,159	129,421
Adjusted Profit/(Loss) for the period	72,622	(18,794)	140,870	208,876

	Three months ended		Nine months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Basic Earnings/Loss per share (as per IFRS)	0.08	(2.53)	(0.59)	(0.93)
Employee share-based compensation costs	0.37	1.71	1.14	1.94
Adjusted Basic Earnings/(Loss) Per Share	0.45	(0.82)	0.55	1.01

	Three months ended		Nine months ended
Reconciliation of Adjusted Diluted Loss (Per Share) (unaudited)	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025
Diluted Earnings/(Loss) per share (as per IFRS)	0.08	(2.53)	(0.59)	(0.93)
Employee share-based compensation costs	0.37	1.71	1.14	1.94
Adjusted Diluted Earnings/(Loss) Per Share	0.45	(0.82)	0.55	1.01

The following table reconciles our Revenue (an IFRS measure), to Adjusted Margin (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Margin (a non-IFRS measure)

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Three months ended December 31,
Amount in INR thousands (Unaudited)	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	463,913	611,456	1,660,848	1,728,907	69,309	79,722
Customer promotional expenses	393,686	584,354	88,483	64,104	3,534	3,133
Service cost	-	-	(1,311,296)	(1,290,951)	-	-
Adjusted Margin	857,599	1,195,810	438,035	502,060	72,843	82,855

	Reportable Segments
	Air Ticketing		Hotels and Packages		Other Services
	Nine months ended December 31,
Amount in INR thousands	2024	2025	2024	2025	2024	2025
Revenue as per IFRS - Rendering of services	1,350,488	1,843,133	3,747,767	5,688,381	231,036	238,441
Customer promotional expenses	1,311,918	1,351,240	287,550	192,494	12,826	11,286
Service cost	-	-	(2,919,994)	(4,484,200)	(22,966)	-
Adjusted Margin	2,662,406	3,194,373	1,115,323	1,396,675	220,896	249,727

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements regarding the long-term growth trajectory for the Indian travel market; growth of the MICE business and corporate travel business; our expectations regarding the benefits of utilizing AI-enabled services; statements concerning management’s beliefs as well as our strategic and operational plans; our ability to simplify our corporate structure and operations and enhance shareholder value; our expectations regarding sustained margin expansion as a result of simplifying our legal and corporate structure; our future financial performance; our ability to meet our financial guidance; and our ability to comply with Nasdaq’s continued listing requirements for our Ordinary Shares to remain listed on Nasdaq. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, flight cancellations as a result of airline staffing shortages or regulatory noncompliance, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia, the evolving events in the Middle East, pandemics, macroeconomic factors, including tariff and trade issues, and natural calamities; our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry, on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, and our ability to successfully implement any new business initiatives; our ability to effectively integrate artificial intelligence, machine learning and automated decision-making tools; non-compliance with Nasdaq’s continued listing requirements and consequent delisting of our ordinary shares from Nasdaq; and our ability to simplify our multi-jurisdictional corporate structure or reduce resources and management time devoted to compliance requirement. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra India, a public listed company on the National Stock Exchange of India Limited and BSE Limited, whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with over 1,300 large corporate customers and approximately 58,983 registered SME customers and the third largest online travel company in India among key online travel agency (“OTA”) players in terms of gross booking revenue and operating revenue for Fiscal 2023 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 80,685 hotels and homestays in approximately 1,500 cities and towns in India as well as more than 2.5 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players.

For more information, please contact:

Bill Zima

ICR Inc.

Email: bill.zima@icrinc.com

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE AND NINE MONTHS ENDED DECEMBER 31, 2025

(Amount in thousands, except per share data and number of shares)

	Three months ended December 31,			Nine months ended December 31,
	2024	2025		2024	2025
	INR	INR	USD	INR	INR	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Revenue
Rendering of services	2,194,070	2,420,085	26,938	5,329,291	7,769,955	86,487
Other revenue	156,670	156,861	1,746	435,492	413,825	4,606
Total revenue	2,350,740	2,576,946	28,684	5,764,783	8,183,780	91,093
Other income	29,285	11,567	129	50,843	33,447	372

Service cost	1,311,296	1,290,951	14,369	2,942,960	4,484,200	49,913
Personnel expenses	405,372	620,531	6,907	1,131,129	1,443,591	16,068
Marketing and sales promotion expenses	71,777	69,549	774	216,054	184,464	2,053
Other operating expenses	502,975	618,242	6,882	1,373,876	1,716,480	19,106
Depreciation and amortization	73,806	109,442	1,218	208,610	299,648	3,335
Results from operations	14,799	(120,203)	(1,337)	(57,003)	88,846	990

Finance income	47,605	34,806	387	176,329	118,889	1,323
Finance costs	(21,697)	(37,028)	(412)	(75,686)	(83,463)	(929)
Profit/(Loss) before taxes	40,707	(122,425)	(1,362)	43,640	124,273	1,384
Tax (expense)/benefit	(938)	(6,833)	(76)	(4,929)	(44,818)	(499)
Profit/(Loss) for the period	39,769	(129,258)	(1,438)	38,711	79,455	881

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	298	(1,758)	(20)	(528)	(6,084)	(67)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	69,641	49,858	555	75,144	(213,092)	(2,371)
Other comprehensive profit/(loss) for the period, net of tax	69,939	48,100	535	74,616	(219,177)	(2,438)
Total comprehensive profit/(loss) for the period, net of tax	109,708	(81,158)	(903)	113,327	(139,722)	(1,553)

Profit/(loss) attributable to :
Owners of the Parent Company	4,828	(158,887)	(1,768)	(36,384)	(58,094)	(644)
Non-Controlling interest	34,941	29,629	330	75,095	137,549	1,529
Profit/(Loss) for the period	39,769	(129,258)	(1,438)	38,711	79,455	885

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	74,662	(110,167)	(1,226)	38,420	(275,108)	(3,060)
Non-Controlling interest	35,046	29,008	323	74,907	135,386	1,507
Total comprehensive profit/(loss) for the period	109,708	(81,159)	(903)	113,327	(139,722)	(1,553)

Earnings/(Loss) per share
Basic	0.08	(2.53)	(0.03)	(0.59)	(0.93)	(0.01)
Diluted	0.08	(2.53)	(0.03)	(0.59)	(0.93)	(0.01)

Weighted average no. of shares
Basic	61,820,050	62,866,839	62,866,839	61,788,153	62,528,756	62,528,756
Diluted	62,198,880	62,866,839	62,866,839	61,788,153	62,528,756	62,528,756

*rounded off

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2025

(Amounts in thousands, except per share data and number of shares)

	March 31, 2025	December 31, 2025	December 31, 2025
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	136,824	136,766	1,522
Right-of-use assets	183,029	277,499	3,089
Intangible assets and goodwill	2,344,983	2,471,574	27,511
Prepayments and other assets	610	1,879	21
Other financial assets	90,714	59,698	664
Term deposits	44,770	39,795	443
Other non-financial assets	168,883	126,856	1,412
Deferred tax asset	22,519	24,231	270
Total non-current assets	2,992,332	3,138,298	34,932

Current assets
Inventories	54	-	-
Trade and other receivables	5,568,241	5,763,355	64,151
Prepayments and other assets	2,163,456	1,903,405	21,187
Income tax recoverable	504,131	511,705	5,696
Other financial assets	64,722	71,798	799
Term deposits	1,309,400	1,346,753	14,991
Cash and cash equivalents	605,802	655,043	7,291
Total current assets	10,215,806	10,252,059	114,115

Total assets	13,208,138	13,390,357	149,047

Equity and liabilities
Equity		`
Share capital	863	880	10
Share premium	20,595,068	20,791,434	231,427
Treasury shares	(418,555)	(418,555)	(4,659)
Other capital reserve	412,232	280,877	3,126
Accumulated deficit	(20,374,549)	(20,436,565)	(227,477)
Non-controlling interest reserve	5,032,282	5,032,282	56,014
Foreign currency translation reserve	156,353	(56,739)	(632)
Total equity attributable to equity holders of the Company	5,403,693	5,193,614	57,810
Total Non-controlling interest	2,501,141	2,636,527	29,347
Total equity	7,904,834	7,830,141	87,157

Non-current liabilities
Borrowings	20,744	17,084	190
Deferred tax liability	142,468	132,281	1,472
Employee benefits	65,830	95,591	1,064
Lease liability	186,339	249,047	2,772
Total non-current liabilities	415,381	494,003	5,499

Current liabilities
Borrowings	525,120	566,312	6,304
Trade and other payables	2,953,069	2,924,294	32,550
Employee benefits	62,550	88,452	985
Deferred revenue	2,390	2,430	27
Income taxes payable	1,723	2,799	31
Lease liability	51,810	83,733	932
Other financial liabilities	93,924	118,877	1,323
Other current liabilities	1,197,337	1,279,315	14,239
Total current liabilities	4,887,923	5,066,213	56,391
Total liabilities	5,303,304	5,560,216	61,889
Total equity and liabilities	13,208,138	13,390,357	149,047

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR NINE MONTHS ENDED DECEMBER 31, 2025

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Noncontrolling interest reserve	Other capital reserve	Foreign currency translation reserve	Total	Non-controlling interest	Total Equity
Balance as at April 1, 2025	863	20,595,068	(418,555)	(20,374,550)	5,032,282	412,232	156,353	5,403,693	2,501,141	7,904,834

Loss for the period	-	-	-	(58,094)	-	-	-	(58,094)	137,549	79,455

Other comprehensive loss
Foreign currency translation differences	-	-	-	-	-	-	(213,092)	(213,092)	-	(213,092)
Re-measurement gain on defined benefit plan	-	-	-	(3,921)	-	-	-	(3,921)	(2,163)	(6,084)
Total other comprehensive loss	-	-	-	(3,921)	-	-	(213,092)	(217,013)	(2,163)	(219,176)

Total comprehensive loss	-	-	-	(62,015)	-	-	(213,092)	(275,107)	135,386	(139,722)

Share based payments	-	-	-	-	-	129,422	-	129,422	-	129,422
Vested PSUs net settled for employee’s tax obligation	-	(62,778)	-	-	-	-	-	(62,778)	-	(62,778)
Exercise of options	17	259,144	-	-	-	(260,777)	-	(1,616)	-	(1,616)
Own shares repurchase	-	-	-	-	-	-	-	-	-	-

Total contribution by owners	17	196,366	-	-	-	(131,355)	-	65,028	-	65,028

Balance as at December 31, 2025	880	20,791,434	(418,555)	(20,436,565)	5,032,282	280,877	(56,739)	5,193,614	2,636,527	7,830,141

Yatra Online, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR NINE MONTHS ENDED DECEMBER 31, 2025

(Amount in thousands, except per share data and number of shares)

	Nine months ended December 31,
	2024	2025	2025
	INR	INR	USD

Profit before tax	43,640	124,272	1,383
Adjustments for non-cash and non-operating items	179,513	388,693	4,327
Change in working capital	(61,716)	257,606	2,867
Direct taxes (paid)/ refunds (net)	(102,438)	(63,023)	(702)
Net cash flows from operating activities	58,999	707,548	7,876
Net cash flows generated from/(used in) investing activities	142,625	(319,707)	(3,559)
Net cash flows generated from/(used in) financing activities	(1,431,568)	(324,626)	(3,613)
Net increase/decrease in cash and cash equivalents	(1,229,944)	63,215	704
Cash and Cash Equivalents acquired on Business acquisition	3,026	-	-
Effect of exchange differences on cash and cash equivalents	106,544	(265,135)	(2,951)
Cash and cash equivalents at the beginning of the period*	1,741,950	548,668	6,107
Cash and cash equivalents at the end of the period*	621,576	346,748	3,860

* Includes overdraft of INR 308,295 (INR 57,134 as on March 31, 2025)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended December 31,		For the nine months ended December 31,
(In thousands except percentages)	2024	2025	2024	2025
Quantitative details *
Air Passengers Booked	1,314	1,491	4,020	4,026
Stand-alone Hotel Room Nights Booked	418	508	1,296	1,435
Packages Passengers Travelled	18	23	41	75
Gross Bookings
Air Ticketing	13,828,120	16,931,280	40,608,486	45,845,903
Hotels and Packages	3,603,122	4,305,989	9,663,459	12,880,954
Other Services	565,819	524,676	1,924,331	1,597,796
Total	17,997,061	21,761,945	52,196,276	60,324,653
Adjusted Margin
Adjusted Margin - Air Ticketing	857,599	1,195,810	2,662,406	3,194,373
Adjusted Margin - Hotels and Packages	438,035	502,060	1,115,323	1,396,674
Adjusted Margin - Other Services	72,843	82,855	220,896	249,727
Others (Including Other Income)	185,956	168,428	486,335	447,273
Total	1,554,433	1,949,153	4,484,960	5,288,047
Adjusted Margin%**
Air Ticketing	6.2%	7.1%	6.6%	7.0%
Hotels and Packages	12.2%	11.7%	11.5%	10.8%
Other Services	12.9%	15.8%	11.5%	15.6%

* Quantitative details are considered on Gross basis.

** Adjusted Margin % is defined as Adjusted Margin as a percentage of Gross Bookings.